 NEWS RELEASE

For Immediate Release
October 30, 2008

Canwest disappointed with new CRTC policy framework
Will encourage CRTC to more fully understand regulatory impediments for conventional television

Toronto – While there were positive elements in the policy review of Broadcast Distribution Undertakings (BDUs) issued today, Canwest Global Communications Corp. (Canwest) does not believe it goes far enough to address the structural challenges faced by the Canadian conventional television sector.

“We are disappointed the regulator did not address structural issues – specifically fee-for-carriage – that we clearly said were required to address the challenges facing conventional television,” Leonard Asper, President and CEO of Canwest said in response to the Canadian Radio-television and Telecommunications Commission (CRTC) decision.

“Canwest will continue to aggressively pursue change as we enter into the licence renewal process in the coming months, providing a business case for reducing licence obligations that better reflects the competitive environment that we are in today.”

Mr. Asper said the decision provides some potential for Canwest by granting conventional broadcasters the right to negotiate the retransmission of their signals to other provinces (known as distant signals). He added that the Company is also interested in learning more about a new $60 million Local Programming Fund.

He indicated the ruling paves the way for continued growth for Canwest’s strong stable of specialty television assets – which currently account for about 70% of the Company’s total Canadian television operating profit. The ruling maintained core carriage rules for Canadian specialty services in order to ensure that Canadian cable and satellite services continue to offer a wide array of quality homegrown services such as HGTV, Showcase and History Television to Canadians from coast to coast. It also maintained genre protection and upheld existing rules that protect directly competitive U.S. signals carried in Canada.

Mr. Asper said that by maintaining these rules, the CRTC has demonstrated that it recognizes the important contribution specialty television services make to the Canadian broadcasting system.

The Commission has issued further calls for comment relating to Video On Demand and local avails (the two minutes of time per hour that American signals provide for cable companies to sell advertising in the U.S. that are not available for sale in Canada). Canwest will continue to fully participate in all future policy discussions and revisions and will carefully assess the direction the Commission has taken and its impact on critical areas of its business. “We are encouraged the Commission is reviewing the rules governing Video On Demand – a new potential revenue stream for Canwest,” Mr. Asper said.

In an unprecedented show of industry solidarity during review hearings earlier this year, CTVglobemedia and Canwest argued for fair access and fair compensation for conventional television stations, calling on the CRTC to introduce “fee for carriage” and institute long-awaited compensation for BDU use of local television station signals similar to what specialty channels receive. In conjunction, Canwest demonstrated critical problems with the current conventional television model, emphasizing that the CRTC and the industry together must find solutions to address the structural imbalances that exist between broadcasters and distributors.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest Global Communications Corp. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2007 dated November 20, 2007 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three and nine months ended May 31, 2008. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Broadcasting:

Canwest Broadcasting operates two conventional television networks, Global Television and E!, and eighteen of the country's most popular specialty channels, including HGTV, Mystery TV, National Geographic Channel, Showcase, Slice(TM) and TVtropolis. Canwest Broadcasting is a division of Canwest Media Inc.

About Canwest Media Inc.

Canwest Media Inc is a subsidiary of Canwest Global Communications Corp. (www.canwest.com; TSX: CGS and CGS.A).  An international media company, Canwest is Canada's largest publisher of paid English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, United Kingdom, and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com